SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G
            Under The Securities Exchange Act of 1934

                       (Amendment No. 13)


                  Commerce Clearing House Inc.

      _____________________________________________________
                        (Name Of Issuer)
                      Class A Common Stock
     _______________________________________________________
                  (Title of Class of Securites)
                            200597102
                         (Cusip Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person
: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).





                  (Continued on the following page(s))


                           Page  1 of  6 Pages
SEC 1745   (9-82)

CUSIP No.  200597102           13G      Page 2 of 6 Pages
                  Commerce Clearing House Inc.

1    NAME OF REPORTING PERSON S.S.  OR  I.R.S IDENTIFICATION NO. OF ABOVE
     PERSON.
          Chemical Banking Corporation - CBC
          Chemical Bank                - CB

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                  (A)
                  (B)
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Chemical Banking Corporation - CBC
          Chemical Bank                - CB

NUMBER
OF
SHARES    5 SOLE VOTING POWER
               CBC    - None
               CB     - None

BENEFICIALLY
OWNED BY  6 SHARED VOTING POWER
               NONE

EACH
REPORTING
PERSON    7 SOLE DISPOSITIVE POWER
               CBC    - None
               CB     - None

WITH      8  SHARED DISPOSITIVE POWER
               NONE

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               CBC - None
               CB - None

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  CBC - 0%
                   CB - 0%

12   TYPE OF PERSON REPORTING*
                  CBC - HC
                  CB  - BK

          * SEE INSTRUCTION BEFORE FILLING OUT!

                  Commerce Clearing House Inc.

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                       Schedule 13G Under
               The Securities Exchange Act of 1934

                        (Amendment No.13)


Item 1(a).  Name of Issuer:  Commerce Clearing House Inc.

Item 1(b).  Address of Issuer:  2700 Lake Cook Road
                                Riverwoods, Illinois 60015

     Principal Executive Officer:  Mr. Edward L. Massis,
                                   President and CEO

Item 2(a).     Name of Person Filing: This notice is filed by
               CHEMICAL BANKING CORPORATION (CBC) and its wholly owned subsidiary, Chemical Bank (CB).

Item 2(b).  Address of Principal Business
                    CBC:      270 Park Avenue
                    Office:   New York, NY   10017
                    CB:       270 Park Avenue
                              New York, NY    10017

Item 2(c).  Citizenship:      CBC - Delaware
                              CB  - New York

Item 2(d).  Title of Class of Securities:  Class A Par

Item 2(e).  CUSIP Number:     200597102

                  Commerce Clearing House Inc.



Item 3. If this statement is filed pursuant to Rules 13d-(b), or 13d-2(b), check whether the person filing is a:

     (a) [   ] Broker or dealer registered under Section 15 of the Act.

     (b) [ X ] Bank as defined in Section 3(a)(6) of the Act.

     (c) [   ] Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) [   ] Investment Company registered under Section 8 of the
               Investment Company Act.

     (e) [   ] Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940.

     (f) [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

     (g) [ X ] Parent Holding Company, in accordance with
               Section 240.13d-1(b)(ii)(G).

     (h) [   ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.  Ownership:

     (a)  Amount Beneficially Owned:    CBC - None
                                        CB  - None

     (b)  Percent of Class:             CBC - 0%
                                        CB  - 0%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
                                        CBC - None
                                        CB  - None

          (ii) Shared power to vote or to direct the vote:

                  Commerce Clearing House Inc.

     (iii) Sole power to dispose or to direct the disposition
           of:
                                        CBC  - None
                                        CB   - None

     (iv) Shared power to dispose or to direct the disposition of:
                                         None

Item 5.  Ownership of Five Percent or Less of a Class:
                                          Yes

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
                                        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

     Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, CB. In lieu of attaching an exhibit hereto, the identity of CB is as set forth on the cover page hereof. CB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.  Identification and Classification of Members of this Group:

                              Not applicable.

Item 9.   Notice of Dissolution of Group:

                              Not applicable.

                  Commerce Clearing House Inc.


Item 10.  Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 2, 1996




       CHEMICAL BANK              CHEMICAL BANKING CORPORATION

      /s/John B. Wynne                 /s/John B. Wynne
         John B. Wynne                    John B. Wynne
      Corporate Secretary               Corporate Secretary